02021728

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-052642

FW 6/28/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

JUN 25 2002

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EXTRAYIELD.COM, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o BUCHANAN ASSOCIATES, 48 WALL STREET, 29th FLOOR

(No. and Street)

NEW YORK, NY 10005

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK MANZO (212) 809-7171

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER RUBINROIT, LLC

(Name — *if individual, state last, first, middle name*)

100 QUENTIN ROOSEVELT.BLVD., SUITE 516, GARDEN CITY, NY 11530

(Address) (City) (State) (Zip Code)

PROCESSED
JUL 02 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK MANZO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

EXTRAYIELD.COM, LLC, as of

DECEMBER 31, 2001, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified In New York County
My Commission Expires Aug. 3, 2002

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Accountants' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXTRAYIELD.COM, LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2001

EXTRAYIELD.COM, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT dated May 30, 2002

100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of Extrayield.com. LLC

We have audited the accompanying balance sheet of Extrayield.com, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Extrayield.com, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

May 30, 2002

Janover Rubinroit, LLC

EXTRAYIELD.COM, LLC

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 18,551
Total assets	$ 18,551

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 5,288
Members' equity	13,263
Total liabilities and members' equity	$ 18,551

The accompanying notes are an integral part of the financial statements.

EXTRAYIELD.COM, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Extrayield.com, LLC ("EY" or the Company) is a Delaware LLC formed on May 5, 2000, which is wholly owned by Rose Square Holdings, LLC. Effective December 1, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business is primarily comprised of acting as an inter-dealer agency broker in balance sheet Management transactions; which involves facilitating and intermediating (as agent), transactions that banks, investment banks and other regulated financial institutions conduct to manage assets and liabilities.

The Company is currently in the process of changing its legal name.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Income taxes

No provision has been made for income taxes. The Company has elected to be treated as an LLC under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes. The Company's members include the operations of the Company in their individual income tax returns.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. At December 31, 2001, the Company had regulatory net capital of $13,263, which was $8,263 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .4:1.

NOTE 4 - SUBSEQUENT EVENT:

The Company's registration status with the NASD has been suspended, due to pending audit report.